Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞   盛   醫   藥   集   團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ACQUISITION OF SHARES BY

THE CHAIRMAN AND EXECUTIVE DIRECTOR

This announcement is a voluntary announcement made by Ascentage Pharma Group International (the “Company”).

The Company was notified by Dr. Yang Dajun (“Dr. Yang”), an executive director and the chairman of the board of directors of the Company that, on September 23, 2026, September 24, 2026, and September 25, 2026, he has acquired an aggregate of 38,630 ordinary shares of the Company (the “Shares”) on-market at a total consideration of approximately HK$1,157,137 with an average price of approximately HK$29.95 per Share, representing approximately 0.01% of the total issued share capital of the Company as at the date of this announcement (collectively, the “Acquisitions”).

As at the date of this announcement, Dr. Yang is deemed to be interested in an aggregate of 62,531,624 Shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) through interest as beneficial owner, interests held jointly with other persons, interest of spouse and being the settlor of a discretionary trust (please refer to the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations” in the interim report of the Company for the six months ended June 30, 2026 for further details). As such, following the completion of the Acquisitions, Dr. Yang will be deemed to be interested in an aggregate of 62,570,254 Shares, representing approximately 16.69% of the total issued share capital of the Company as at the date of this announcement.

As advised by Dr. Yang, the Acquisitions indicate his confidence in the prospects of the Company.

The Acquisitions were conducted in compliance with applicable laws, rules and regulations, including the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Company’s own code of conduct regarding securities transactions, namely the policy on management of securities transactions by directors.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, September 28, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky Note 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfies the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.